TJGC Group Limited

Unit F, 12/F
Kaiser Estate
Phase 1
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

March 26, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re: TJGC Group Limited

Registration Statement on Form F-1, as amended

Initially Filed on March 12, 2026

File No. 333-294243

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TJGC Group Limited (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No.  333-294243) (the “Registration Statement”) so that it will become effective on Monday, March 30, 2026 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

TJGC GROUP LIMITED

By:	/s/ Bin Guo
Name:	Bin Guo
Title:	Chief Executive Officer